Exhibit (a)(5)(D)

AO<VimpelCom> 8 Marta str., 10, bldg. 14, 127083, Moscow, Russia	Phone +7 (495) 725 0700	Fax +7 (495) 721 0017

February 18, 2008

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES SUCCESSFUL COMPLETION BY ITS SUBSIDIARY

OF TENDER OFFER FOR COMMON STOCK OF GOLDEN TELECOM, INC.

Moscow and New York (February 18, 2008) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) (NYSE: VIP), today announced the success of the tender offer by its indirect wholly-owned subsidiary, Lillian Acquisition, Inc. (“Lillian Acquisition”), for any and all of the outstanding shares of common stock of Golden Telecom, Inc. (“Golden Telecom”) (NASDAQ: GLDN) at a purchase price of $105.00 per share in cash. Based on preliminary information from the depositary for the offer, as of the expiration of the offer at midnight on February 15, 2008, stockholders had tendered and not withdrawn 36,533,255 shares of Golden Telecom common stock (including 1,239,567 shares delivered through notices of guaranteed delivery), representing approximately 90.5% of the outstanding shares of Golden Telecom’s common stock.

“We are very pleased that the overwhelming majority of Golden Telecom’s stockholders have found this offer to be compelling,” Mr. Alexander Izosimov, the Chief Executive of VimpelCom, said. “The transaction truly transforms VimpelCom into a leading integrated telecom operator in Russia and the CIS with established positions in rapidly growing broadband, data and mobile markets. We are looking forward to growing the combined business together with the management of Golden Telecom and to benefiting from our respective expertise and strengths. Indeed, we have already started planning our integration activities and are confident of realizing significant additional value for our shareholders.”

Lillian Acquisition has accepted for payment all shares of Golden Telecom common stock that were validly tendered during the initial offering period and will make payment to the depositary for the accepted shares promptly.

In addition, VimpelCom announced that Lillian Acquisition has elected to provide a subsequent offering period for all remaining shares of Golden Telecom common stock to permit stockholders who have not yet tendered their shares, due to technical difficulties in the tendering process or otherwise, the opportunity to do so. This subsequent offering period will commence immediately and will expire at 5:00 p.m., New York City time, on Tuesday, February 26, 2008. All shares of Golden Telecom common stock properly tendered during the subsequent offering period will be accepted, and tendering stockholders will receive the same price of $105.00 per share in cash. No shares of Golden Telecom common stock tendered during the initial offering period or the subsequent offering period may be withdrawn.

Following the subsequent offering period, VimpelCom Finance B.V., a direct wholly-owned subsidiary of VimpelCom, and Lillian Acquisition intend to effect a merger of Lillian Acquisition into Golden Telecom. In connection with the merger, all remaining Golden Telecom stockholders who did not tender their shares in the tender offer (other than those, if any, properly perfecting dissenters’ rights) will receive the same $105.00 per share in cash paid in the tender offer.

About VimpelCom (www.vimpelcom.com)

The VimpelCom Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. The VimpelCom Group’s GSM and 3G license portfolio covers a territory with a population of about 250 million. This includes the entire territories of Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

About Golden Telecom (www.goldentelecom.com)

Golden Telecom, Inc. (NASDAQ: “GLDN”) is a leading facilities-based provider of integrated telecommunications and Internet services in major population centers throughout Russia and other countries of the Commonwealth of Independent States (“CIS”). Golden Telecom offers voice, data and Internet services to corporations, operators and consumers using its metropolitan overlay network in major cities including Moscow, Kiev, St. Petersburg, Nizhny Novgorod, Samara, Kaliningrad, Krasnoyarsk, Almaty, and Tashkent, and via intercity fiber optic and satellite-based networks, including approximately 314 combined access points in Russia and other countries of the CIS. Golden Telecom offers mobile services in Moscow, Kiev and Odessa.

Forward-Looking Statements

This release includes certain forward-looking statements. Any such forward-looking statements may involve risk and uncertainties. These forward-looking statements appear throughout the release and include statements regarding the intent, belief or current expectations of VimpelCom, VimpelCom Finance B.V. and Lillian Acquisition, including statements concerning the plans of VimpelCom, VimpelCom Finance B.V. and Lillian Acquisition with respect to the acquisition of all of Golden Telecom’s common stock and the expected benefits to be realized therefrom. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including unforeseen developments in competition, or current or future changes in the political, economic and social environment or current or future regulation of the Russian and CIS telecommunications industries. Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements is contained in VimpelCom’s public filings with the SEC, including VimpelCom’s annual report on Form 20-F for the year ended December 31, 2006, and in Golden Telecom’s filings with the SEC, including Golden Telecom’s quarterly reports on Form 10-Q and Golden Telecom’s annual report on Form 10-K for the year ended December 31, 2006. Many of the factors that will determine the outcome of the subject matter of this press release are beyond the ability of VimpelCom, VimpelCom Finance B.V. and Lillian Acquisition to control or predict. VimpelCom, VimpelCom Finance B.V. and Lillian Acquisition undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of Golden Telecom common stock. The solicitation and the offer to purchase shares of Golden Telecom common stock is being made pursuant to a tender offer statement on Schedule TO (including an offer to purchase, a letter of transmittal and related materials) that Lillian

Acquisition filed with the SEC on January 18, 2008. Golden Telecom also filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer on January 18, 2008. Investors and Golden Telecom stockholders are urged to read both the tender offer statement (and related materials), as it may be amended from time to time, and the solicitation/recommendation statement, as it may be amended from time to time, because they contain important information. Investors and security holders may obtain a free copy of these statements and other documents filed by VimpelCom, VimpelCom Finance B.V., Lillian Acquisition, Golden Telecom and their affiliates with the SEC at the website maintained by the SEC at www.sec.gov.

In addition, the tender offer statement and related materials may be obtained for free at VimpelCom’s website at www.vimpelcom.com or by directing such requests to VimpelCom (Investor Relations) at +7 (495) 910-5977, investor_relations@vimpelcom.com, or by calling D.F. King & Co., Inc., the information agent for the offer toll-free at +1 (800) 431-9633 (for stockholders) or collect at +1 (212) 269-5550 (for banks and brokers). The solicitation/recommendation statement and such other documents may be obtained by directing such requests to Golden Telecom (Investor Relations) at +7 (495) 797-9300, ir@gldn.net.

For more information, please contact:
Media	Stockholders and banks and brokers
Alexander Boreyko	D.F. King & Co., Inc.
VimpelCom	Stockholders call toll-free at: +1 (800) 431-9633
Tel: +7 (495) 910-5977	Banks and brokers call collect at: +1 (212) 269-5550
Investor_Relations@vimpelcom.com